Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Net income (loss)	$77,751	$339,261	$359,935	$695,627

Preferred Stock dividend requirements	(24,610)	-	(73,028)	(26,163)

Net income (loss) attributable to common stockholders	$53,141	$339,261	$286,907	$669,464

Basic weighted average number of common shares outstanding	17,056,910	16,248,663	16,884,581	16,023,648

Preferred Stock Common Share Equivalents	-	1,896,160	-	1,236,160

Dilutive Stock Options outstanding for the Period	380,077	403,626	594,024	379,519

Dilutive Warrants outstanding for the Period	600,578	343,912	682,372	318,826

Diluted weighted average number of common and equivalent shares outstanding	18,037,565	18,892,361	18,160,977	17,958,153

Basic and Diluted Net income (loss) per common share	$-	$0.02	$0.02	$0.04